EXHIBIT (a)(5)(ii)

PRE-PAID LEGAL SERVICES, INC.
Offer to Purchase for Cash up to
1,000,000 Shares of Its Common Stock
at a Fixed Purchase Price of $35 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 2, 2006,
UNLESS THE OFFER IS EXTENDED

To Our Clients:

Enclosed for your consideration are the Offer to Purchase (white booklet), dated July 5, 2006, and the related Letter of Transmittal (blue document) in connection with the offer by Pre-Paid Legal Services, Inc. to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at $35.00 per share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

All shares properly tendered and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 1,000,000 shares are validly tendered and not withdrawn, Pre-Paid Legal Services will buy shares (i) first from stockholders who own of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares, (ii) second, on a pro rata basis, from all other stockholders who properly tender and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally and for whom the condition is not satisfied, and (iii) third, if necessary, shares conditionally tendered, for which the condition was not satisfied, selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a potion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at Pre-Paid Legal Services’s expense promptly following the expiration date of the offer.

We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal (blue document) for your information only; you cannot use it to tender shares we hold for your account. To tender your shares held by us, please complete and execute the enclosed Instruction Form.

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

We call your attention to the following:

1.	You may only tender shares at $35.00 per share, net to you in cash, without interest, in accordance with the terms of the offer.

2.
You may tender your shares conditioned upon Pre-Paid Legal Services purchasing all or a minimum number of your shares. To elect such a condition, complete the box captioned “Conditional Tender” in the enclosed Instruction Form.

3.
The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer. The offer is, however, subject to certain other conditions as set forth in the Offer to Purchase. See Section 7 of the Offer to Purchase.

4.	The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on August 2, 2006, unless Pre-Paid Legal Services extends the offer.

5.	The offer is for 1,000,000 shares, constituting approximately 6.9% of the shares outstanding as of June 30, 2006.

6.
Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to Instruction 8 of the Letter of Transmittal, stock transfer taxes on Pre-Paid Legal Services’s purchase of shares pursuant to the offer.

7.
If you beneficially held; an aggregate of fewer than 100 shares, and (i) you instruct us to tender on your behalf all your shares before the expiration date of the offer and (ii) complete the box captioned “Odd Lots” in the enclosed Instruction Form, then Pre-Paid Legal Services, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.

Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on August 2, 2006, unless Pre-Paid Legal Services extends the offer.

As described in Section 1 of the Offer to Purchase, if more than 1,000,000 shares have been validly tendered and not withdrawn on or prior to the expiration date, as defined in the Offer to Purchase, Pre-Paid Legal Services will purchase properly tendered shares on the basis set forth below:

(a) first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns of record or beneficially an aggregate of fewer than 100 shares who:

(1) validly tenders all of the shares at the purchase price - partial and conditional tenders will not qualify for this preference; and

(2) completes the box captioned “Odd Lots” on the Instruction Form; and

(b) second, after purchase of all of the forgoing shares, all shares validly tendered from other stockholders who properly tender their shares, and who do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in Sections 1 and 6 of the Offer to Purchase.

(c) third, if necessary, shares validly and conditionally tendered and not withdrawn on or prior to the expiration date, selected by random lot in accordance with Section 6 of the Offer to Purchase.

You may condition your tender on Pre-Paid Legal Services purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the Offer to Purchase Pre-Paid Legal Services would purchase less than the minimum number of your shares, then Pre-Paid Legal Services will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 1,000,000 shares, then to the extent feasible, Pre-Paid Legal Services will select enough of the conditional tenders that would otherwise have been so withdrawn to permit Pre-Paid Legal Services to purchase 1,000,000 shares. In selecting among the conditional tenders, Pre-Paid Legal Services will select by lot and will limit its purchase in each case to the minimum number of shares designated. See Sections 1 and 6 of the Offer to Purchase.

The offer is being made to all holders of shares. Pre-Paid Legal Services is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Pre-Paid Legal Services becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Pre-Paid Legal Services will make a good faith effort to comply with the law. If, after a good faith effort, Pre-Paid Legal Services cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction.